EXHIBIT 28.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE THREE AND NINE MONTHS ENDED

                           SEPTEMBER 30, 1995 AND 1994




                            EXHIBIT 28.1 (Continued)

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

a)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)
                                 (in thousands)

                                                 September 30,   December 31,
                                                     1995            1994
 Assets
      Cash                                         $   1,272     $   1,936
      Securities available for sale                       --           390
      Prepaid expenses and other assets                3,458         3,121
      Investments in limited partnerships              1,508         2,508
      Due from affiliates                                 --            10
      Investment properties:
        Land                                          10,977        13,418
        Building and related personal
            equipment                                 84,363        95,171
                                                      95,340       108,589
            Less accumulated depreciation            (52,351)      (48,364)

                                                      42,989        60,225

                                                   $  49,227     $  68,190

 Liabilities and Partners' Capital (Deficit)
      Accounts payable and accrued expenses        $   2,225     $   1,781
      Mortgage notes and interest payable             24,130        24,441
      Master loan and interest payable               198,822       185,442
      Due to affiliates                                   --         1,318
                                                     225,177       212,982
 Partners' Capital (Deficit)
      General partner                                 (1,746)       (1,434)
      Limited partners                              (174,204)     (143,358)

                                                    (175,950)     (144,792)

                                                   $  49,227     $  68,190

[FN]

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 28.1 (Continued)

b)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                 (in thousands)

                                      Three Months Ended       Nine Months Ended
                                        September 30,            September 30,
                                       1995       1994         1995       1994
 Revenues:
    Rental income                    $ 4,121     $ 4,498      $ 12,322   $ 13,575
    Interest and distribution
       income from investments            35          25           105         40
          Total revenues               4,156       4,523        12,427     13,615
 Expenses:
    Property operations                2,742       2,759         7,400      7,905
    Depreciation and amortization      1,459       1,449         4,379      4,346
    Interest                           5,272       4,872        15,856     14,800
    Administrative                       140         201           507        484
    Write-down of investment
       properties and investment
       in limited partnerships        15,406          --        15,406         --
          Total expenses              25,019       9,281        43,548     27,535

 Loss on disposal of property            (37)         --           (37)        --

            Net loss                $(20,900)    $(4,758)     $(31,158)  $(13,920)

 Net loss allocated
    to general partner  (1%)        $   (209)    $   (48)     $   (312)  $   (139)
 Net loss allocated
    to limited partners (99%)        (20,691)     (4,710)      (30,846)   (13,781)
                                    $(20,900)    $(4,758)     $(31,158)  $(13,920)


[FN]

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 28.1 (Continued)


c)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

        CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
                                  (Unaudited)

              For the Nine Months Ended September 30, 1995 and 1994
                                 (in thousands)

                                            General     Limited
                                            Partner     Partners      Total
 Partners's deficit at December 31, 1993     $(1,235)  $(123,635)  $(124,870)
 Net loss for the nine months ended
    September  30, 1994                         (139)    (13,781)    (13,920)
 Partners' deficit at September 30, 1994     $(1,374)  $(137,416)  $(138,790)
 Partners' deficit at December 31, 1994      $(1,434)  $(143,358)  $(144,792)
 Net loss for the nine months ended
    September 30, 1995                          (312)    (30,846)    (31,158)
 Partners' deficit at September 30, 1995     $(1,746)  $(174,204)  $(175,950)

[FN]


           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 28.1 (Continued)

d)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                 (in thousands)

                                                         Nine Months Ended
                                                           September 30,
                                                        1995            1994
 Cash flows from operating activities:
    Net loss                                         $(31,158)       $(13,920)
    Adjustments to reconcile net loss to net
     cash provided by operating activities:
     Depreciation and amortization                      4,379           4,346
     Loss on disposal of property                          37              --
     Write-down of investment properties and
         investment in limited partnerships            15,406              --
     Change in accounts:
         Prepaid expenses and other assets               (628)           (459)
         Accounts payable and accrued expenses            444            (362)
         Interest on master loan                       13,380          12,004
         Due to affiliates                             (1,308)           (148)
         Interest payable                                  20              --
             Net cash provided by
               operating activities                       572           1,461
 Cash flows from investing activities:
    Property improvements and replacements             (1,294)         (1,568)
    Proceeds from sale of securities
     available for sale                                10,018              --
    Purchase of securities available for sale          (9,629)           (390)
             Net cash used in investing
               activities                                (905)         (1,958)
 Cash flow used in financing activities:
    Payments on notes payable                            (331)           (360)
    Payments on master loan                                --             (55)
             Net cash used in financing
               activities                                (331)           (415)

 Net decrease in cash                                    (664)           (912)

 Cash at beginning of period                            1,936           1,506
 Cash at end of period                               $  1,272         $   594
 Supplemental disclosure of cash flow
    information:
    Cash paid for interest                           $  3,750         $ 2,956

[FN]

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 28.1 (Continued)

e)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


Note A - Basis of Presentation

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1995, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1995.

   Certain reclassifications have been made to the 1994 information to conform to the 1995 presentation.

Consolidation

   In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between Consolidated Capital Equity Partners/Two, L.P. ("Partnership"), as successor to EP/2, and Anderson CC 2, respectively. The Partnership's investment in CC Office Associates is consolidated in the Partnership's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to the Partnership.

Investments in Limited Partnerships

   The investments in limited partnerships represent certain interests in three affiliated limited partnerships that were contributed by EP/2's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests. The Partnership wrote this investment down $1 million to its estimated fair value during the third quarter of 1995.

Accounting Change - Investments

   In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted Statement 121 at September 30, 1995.

Note B - Related Party Transactions

   The Partnership paid property management fees based upon collected gross rental revenues for property management services as noted below for the nine month periods ended September 30, 1995 and 1994 along with leasing commissions on its commercial properties. For the nine months ended September 30, 1994, a portion of such property management fees were paid to the property management companies performing day-to-day property management services and a portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, provided day-to-day property management responsibilities for four of the Partnership's properties under the same management fee arrangement as the unaffiliated management companies. In late December 1994, an affiliate of Insignia assumed day-to-day property management responsibilities for all of the Partnerships' properties. Fees paid to affiliates of Insignia during the nine months ended September 30, 1995, and fees paid to Coventry and PSI for the nine months ended September 30, 1994, are reflected in the following table.

   Also, the Partnership is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for the Partnership's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:

                                                  For the Nine Months Ended
                                                          September 30,
                                                    1995              1994
                                                         (in thousands)

    Property management fees                        $649               $388
    Investment advisory fees                         136                143
    Leasing commissions                              274                455


   Property management fees increased for the nine months ended September 30, 1995, compared to the nine months ended September 30, 1994, due to the fact that only four of the Partnership's investment properties were managed by Coventry during the nine months ended September 30, 1994. All of the Partnership's investment properties were managed by an affiliate of Insignia during the nine months ended September 30, 1995.


Note B - Related Party Transactions (continued)

   The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of Partnership activities.

   The General Partner and its current and former affiliates which includes Coventry for the nine months ended September 30, 1995 and 1994, received reimbursements as reflected in the following table:

                                                  For the Nine Months Ended
                                                          September 30,
                                                    1995              1994

                                                         (in thousands)

    Reimbursement for services of affiliates        $280               $235

   Reimbursements for services of affiliates increased during the nine months ended September 30, 1995, compared to the nine months ended September 30, 1994, due to increased expense reimbursements related to the combined efforts of the Dallas and Greenville offices during the transition period that ended June 30, 1995. These increased costs related to the transition efforts were incurred to minimize any disruption in the year-end reporting function including the financial reporting and K-1 preparation and distribution. Administrative expenses began decreasing in the third quarter of 1995 as the transition efforts are now complete.

   In addition to the compensation and reimbursements described above, interest payments are made to, and loan advances are received from, CCIP/2 pursuant to the new Master Loan Agreement, which is described more fully in the 1994 Annual Report. No advances under the Master Loan Agreement were made during the nine months ended September 30, 1995, and September 30, 1994.

   On July 1, 1995, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Note C - Master Loan and Accrued Interest Payable

   The Master Loan principal and accrued interest payable balances at September 30, 1995, and December 31, 1994, are $198.8 million and $185.4 million, respectively. Subsequent to September 30, 1995, CCIP/2 made an additional loan to CCEP/2 in the amount of $1.5 million to fund planned improvements at the Partnership's investment properties.

Note C - Master Loan and Accrued Interest Payable - continued

Terms of Master Loan Agreement

   Under the terms of the Master Loan Agreement, interest accrues at 10% per annum. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures.
If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of the Partnership's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

Note D - Notes Payable

   The Village Brooke Apartments, located in Cincinnati, Ohio, secures approximately $6.7 million of first mortgage debt that matured in June 1995 and is superior to the Partnership's related obligation under the Master Loan of approximately $3.6 million. The General Partner is negotiating with the lender to extend the maturity of the mortgage debt. No assurance can be given that the General Partner will be successful in negotiations with the lender.

   The Richmond Plaza Office Building, located in Richmond, Virginia, secures approximately $14.5 million in mortgage debt which is superior to the Partnership's related obligation under the Master Loan of approximately $5.4 million. In March 1995, the General Partner negotiated a three month extension with the lender which extended the maturity of the mortgage debt to June 1995. In June 1995, the General Partner negotiated an additional three month extension with the lender which extends the maturity of the mortgage debt. The General Partner is negotiating with the lender to extend the maturity of the mortgage debt. No assurance can be given that the General Partner will be successful in negotiations with the lender.

Note E - Accounting for the Impairment of Long-Lived Assets

   At September 30, 1995, the Partnership adopted FASB Statement 121. Estimated fair value of the investment properties was determined using net operating income of the property capitalized at a rate deemed reasonable for the type of property, adjusted for market conditions, physical condition of the property and other factors to assess whether any permanent impairment in value has occurred. Estimated fair value of the investments in limited partnerships was determined using the estimated value of the limited partnership units in each partnership and the estimated future distributions. As a result of the Partnership's continuing evaluation of its investments, an impairment loss of approximately $15.4 million was recorded based on the individual property's operating results and expected cash flows and the estimated value of the limited partnership units owned by the Partnership.